EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2017	2016	2015	2014	2013
Pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$884	$1,206	$592	$658	$782
Add:
Amortization of previously capitalized interest	13	13	12	11	10
Distributed income of equity investees	5	25	24	24	21
Total additions	18	38	36	35	31
Deduct:
Capitalized interest	23	26	19	24	39
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	4	8	8	14	26
Total deductions	27	34	27	38	65

TOTAL EARNINGS	$875	$1,210	$601	$655	$748

FIXED CHARGES
Interest expense	$347	$391	$438	$439	$407
Debt extinguishment costs included in interest expense	(6)	(12)	(17)	—	—
Capitalized interest	23	26	19	24	39
Interest portion of rental expense (1)	104	100	97	114	119

TOTAL FIXED CHARGES	$468	$505	$537	$577	$565

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,343	$1,715	$1,138	$1,232	$1,313

RATIO OF EARNINGS TO FIXED CHARGES	2.87	3.40	2.12	2.14	2.32

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.